Alcon Reports Fourth Quarter and Full Year 2021 Results

•Fourth Quarter 2021 sales of $2.1 billion, up 11% or 13% constant currency
•Full Year 2021 sales of $8.2 billion, up 22% or 20% constant currency
•Above-market growth in both Surgical and Vision Care; sales momentum from key products, new product launches and commercial execution
•Full Year 2021 cash from operations of $1.3 billion, free cash flow of $645 million
•2022 guidance reflects continued sales and earnings growth

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, February 15, 2022 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the fourth quarter and full year ended December 31, 2021. For the fourth quarter of 2021, worldwide sales were $2.1 billion, an increase of 11% on a reported basis and 13% on a constant currency basis(2), as compared to the same quarter of the previous year. Fourth quarter 2021 diluted earnings per share were $0.28 and core diluted earnings per share were $0.56. Full year 2021 diluted earnings per share were $0.76 and core diluted earnings per share were $2.15.
Fourth quarter and full year 2021 key figures

	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Net sales ($ millions)	2,134	1,925	8,222	6,763
Operating margin (%)	8.5%	7.3%	7.1%	(7.1)%
Core operating margin (%)(1)	16.3%	14.9%	17.6%	11.7%
Diluted earnings/(loss) per share ($)	0.28	0.19	0.76	(1.09)
Core diluted earnings per share ($)(1)	0.56	0.41	2.15	1.04
“I am extremely proud of all that we accomplished in 2021. We have secured our position as the global leader in eye care, and our 2021 performance demonstrates the resilience of our business, the strength of our innovation engine and the expertise of our commercial organization,” said David J. Endicott, Alcon’s Chief Executive Officer. “Our strong product flow resulted in revenue growth above-market, which drove core operating leverage and margin expansion.”
“Our success is underpinned by our strategy of investing behind markets with high growth or high share opportunities,” Mr. Endicott continued. “We are entering 2022 with substantial momentum, driven by innovative products that address unmet customer and patient needs. All of these factors give us confidence in our long-term strategy and in delivering shareholder value.”

Fourth quarter and full year 2021 results
Worldwide sales for the fourth quarter 2021 were $2.1 billion, an increase of 11% on a reported basis and 13% on a constant currency basis, compared to the fourth quarter of 2020. Eye care markets in the fourth quarter reflected the recovery in the United States and the continuing recovery internationally from the COVID-19 pandemic. Worldwide sales for full year 2021 were $8.2 billion, an increase of 22% on a reported basis and 20% on a constant currency basis, compared to 2020.
The following table highlights net sales by segment for the fourth quarter and full year 2021:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)	2021	2020	$	cc(2)

Surgical
Implantables	416	350	19	21	1,522	1,126	35	34
Consumables	639	587	9	11	2,388	1,952	22	21
Equipment/other	204	191	7	8	793	632	25	24
Total Surgical	1,259	1,128	12	14	4,703	3,710	27	25
Vision Care
Contact lenses	533	490	9	11	2,139	1,838	16	15
Ocular health	342	307	11	13	1,380	1,215	14	12
Total Vision Care	875	797	10	12	3,519	3,053	15	14
Net sales to third parties	2,134	1,925	11	13	8,222	6,763	22	20
Surgical product innovation drives above-market growth
Surgical net sales of $1.3 billion, which include implantables, consumables and equipment/other, increased 12%, or 14% on a constant currency basis, compared to the fourth quarter of 2020. Implantables growth reflected market improvements and ongoing adoption of advanced technology intraocular lenses, led by the launch of Vivity. Consumables growth primarily reflected market improvements. Growth in equipment/other was primarily driven by cataract equipment. For the full year 2021, Surgical net sales increased 27%, or 25% on a constant currency basis, compared to 2020.

SiHy contact lenses and Systane drive above-market growth in Vision Care
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, increased 10%, or 12% on a constant currency basis, compared to the fourth quarter of 2020. Contact lens sales benefited from growth in silicone hydrogel (SiHy) contact lenses, including Precision1, Precision1 for Astigmatism and Dailies Total1, and continuing recovery in international markets. Growth in ocular health was led by strong demand for our brand family of Systane artificial tear products, as well as the addition of Simbrinza glaucoma eye drops. For the full year 2021, Vision Care net sales increased 15%, or 14% on a constant currency basis, compared to 2020.

Operating income
Fourth quarter 2021 operating income was $182 million, which includes charges of $138 million for the amortization of certain intangible assets. Excluding this and other adjustments, fourth quarter 2021 core operating income was $348 million.

Fourth quarter 2021 core operating margin of 16.3% increased versus the fourth quarter of 2020. Higher sales were partially offset by increases in marketing and selling expenses and higher associate short-term incentive benefits. The prior year period was impacted by unabsorbed manufacturing overhead costs and higher inventory provisions. Foreign exchange had a negative 50 basis point impact on fourth quarter 2021 core operating margin.
Operating income for the twelve months ended December 31, 2021 was $580 million, which includes $529 million for the amortization of certain intangible assets and $225 million of intangible asset impairments. Excluding these and other adjustments, core operating income for the twelve months ended December 31, 2021 was $1.4 billion. Core operating margin for the twelve months ended December 31, 2021 was 17.6% compared to 11.7% in 2020. Foreign exchange had a positive 30 basis point impact on core operating margin for the twelve months ended December 31, 2021.

Diluted earnings per share (EPS)
Fourth quarter 2021 diluted earnings per share were $0.28 and core diluted earnings per share were $0.56. Diluted earnings per share for the twelve months ended December 31, 2021 were $0.76 and core diluted earnings per share were $2.15.

Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.20 per share, based on 2021 financial results. The Company's shareholders will vote on this proposal at the 2022 Annual General Meeting on April 27, 2022.

Balance sheet and cash flow highlights
The Company ended the fourth quarter with a cash position of $1.6 billion. Current year cash flows benefited from higher sales, lower separation and lower transformation payments, partially offset by increased discretionary spending, increased inventories and increased taxes due to timing of payments and increased profitability. Cash flows from operations for 2021 totaled $1.3 billion and free cash flow(3) amounted to $645 million, compared to cash flows from operations of $823 million and free cash flow of $350 million in the previous year. The increase in free cash flow was driven by higher cash flows from operating activities, partially offset by increased purchases of property, plant and equipment. Financial debts totaled $4.1 billion, in line with prior year-end. The Company ended the fourth quarter with a net debt(4) position of $2.5 billion. The Company continues to have $1 billion available in its existing revolving credit facility as of February 15, 2022.

2022 outlook
The Company provided its full year 2022 outlook as follows. This outlook assumes that markets grow over 2021 in line with historical averages; that the impact from inflation moderates in the second half of the year; and that exchange rates as of mid-January 2022 prevail through year-end.

	2022 outlook	Change vs. 2021 actuals (cc)(2)
Net sales	$8.7 to $8.9 billion	+7% to +9%
Core operating margin(1)	18% to 19%
Interest expense and Other financial income & expense	$180 to $190 million
Core effective tax rate(5)	17% to 19%
Core diluted EPS(1)	$2.35 to $2.45	+13% to +18%

Webcast and Conference Call Instructions
The Company will host a conference call on February 16 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its fourth quarter and full year 2021 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
Today, Alcon will issue its 2021 Annual Report, which will be available on https://investor.alcon.com/financials/annual-reports/default.aspx. Alcon will also file its 2021 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2022/Alcons-Fourth-Quarter-and-Full-Year-2021-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)
(1)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S. corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2021		2020		2021		2020

United States	919	43%	844	44%	3,651	44%	2,975	44%
International	1,215	57%	1,081	56%	4,571	56%	3,788	56%
Net sales to third parties	2,134	100%	1,925	100%	8,222	100%	6,763	100%

Consolidated Income Statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	2021	2020	2021	2020
Net sales to third parties	2,134	1,925	8,222	6,763
Other revenues	15	15	69	70
Net sales and other revenues	2,149	1,940	8,291	6,833
Cost of net sales	(930)	(1,052)	(3,577)	(3,830)
Cost of other revenues	(13)	(13)	(62)	(63)
Gross profit	1,206	875	4,652	2,940
Selling, general & administration	(813)	(737)	(3,076)	(2,694)
Research & development	(180)	(155)	(842)	(673)
Other income	25	210	43	235
Other expense	(56)	(52)	(197)	(290)
Operating income/(loss)	182	141	580	(482)
Interest expense	(28)	(31)	(120)	(124)
Other financial income & expense	(13)	(6)	(42)	(29)
Income/(loss) before taxes	141	104	418	(635)
Taxes	(2)	(9)	(42)	104
Net income/(loss)	139	95	376	(531)

Earnings/(loss) per share ($)
Basic	0.28	0.19	0.77	(1.09)
Diluted	0.28	0.19	0.76	(1.09)

Weighted average number of shares outstanding (millions)
Basic	490.1	489.2	490.0	489.0
Diluted	494.2	492.4	493.4	489.0

Balance sheet highlights

($ millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents	1,575	1,557
Current financial debts	114	169
Non-current financial debts	3,966	3,949
Free cash flow
The following is a summary of free cash flow for the twelve months ended December 31, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2021	2020
Net cash flows from operating activities	1,345	823
Purchase of property, plant & equipment	(700)	(479)
Proceeds from sale of property, plant & equipment	—	6
Free cash flow	645	350

Net (debt)/liquidity

($ millions)	At December 31, 2021
Current financial debt	(114)
Non-current financial debt	(3,966)
Total financial debt	(4,080)

Less liquidity:
Cash and cash equivalents	1,575
Equity securities of public companies	3
Derivative financial instruments	3
Total liquidity	1,581
Net (debt)	(2,499)

Reconciliation of IFRS Results to Core Results
Three months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	1,206	134	—	—	—	—	—	1,340
Operating income	182	138	2	13	28	(16)	1	348
Income before taxes	141	138	2	13	28	(16)	1	307
Taxes(8)	(2)	(25)	—	(2)	(5)	2	—	(32)
Net income	139	113	2	11	23	(14)	1	275
Basic earnings per share ($)	0.28							0.56
Diluted earnings per share ($)	0.28							0.56
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	494.2							494.2

Adjustments to arrive at core operating income
Selling, general & administration	(813)	—	—	7	—	—	—	(806)
Research & development	(180)	4	2	—	—	—	2	(172)
Other income	25	—	—	—	—	(16)	(1)	8
Other expense	(56)	—	—	6	28	—	—	(22)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Three months ended December 31, 2020

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	875	249	49	2	—	—	14	1,189
Operating income	141	249	49	36	15	(166)	(37)	287
Income before taxes	104	249	49	36	15	(166)	(37)	250
Taxes(8)	(9)	(41)	(12)	(6)	(3)	40	(16)	(47)
Net income	95	208	37	30	12	(126)	(53)	203
Basic earnings per share ($)	0.19							0.41
Diluted earnings per share ($)	0.19							0.41
Basic - weighted average shares outstanding (millions)(9)	489.2							489.2
Diluted - weighted average shares outstanding (millions)(9)	492.4							492.4

Adjustments to arrive at core operating income
Selling, general & administration	(737)	—	—	8	—	—	—	(729)
Research & development	(155)	—	—	—	—	—	(19)	(174)
Other income	210	—	—	—	—	(166)	(32)	12
Other expense	(52)	—	—	26	15	—	—	(11)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Twelve months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transfor-mation costs(4)	Post-employ-ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4

Adjustments to arrive at core operating income
Selling, general & administration	(3,076)	—	—	19	—	—	—	—	(3,057)
Research & development	(842)	9	180	—	—	—	—	(29)	(682)
Other income	43	—	—	—	—	(16)	—	(2)	25
Other expense	(197)	—	—	17	68	—	50	3	(59)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.
Twelve months ended December 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ- ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8

Adjustments to arrive at core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS Results to Core Results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)Includes an increase in provisions for legal matters.
(7)For the three months ended December 31, 2021, Research & development includes the amortization of option rights. Other income includes fair value adjustments of financial assets.
For the three months ended December 31, 2020, Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes a $26 million fair value adjustment of a contingent consideration liability, partially offset by $7 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at spin-off and fair value adjustments of financial assets.
For the twelve months ended December 31, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $12 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
For the twelve months ended December 31, 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment, partially offset by $3 million in fair value adjustments to contingent consideration liabilities. Research & development includes $60 million in fair value adjustments to contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at spin-off and fair value adjustments of financial assets.
(8)For the three months ended December 31, 2021, total tax adjustments of $30 million include tax associated with operating income core adjustments of $166 million with an average tax rate of 18.1%.
For the three months ended December 31, 2020, total tax adjustments of $38 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $146 million totaled $25 million with an average tax rate of 17.1%. Core tax adjustments for discrete items totaled $13 million, primarily related to a change in estimate related to periods prior to the spin-off.
For the twelve months ended December 31, 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
For the twelve months ended December 31, 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations
Karen King
Daniel Cravens
Allen Trang
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Lisa Gilbert
+ 41 589 112 111 (Geneva)
+ 1 817 615 2666 (Fort Worth)
globalmedia.relations@alcon.com